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SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders
The annual meeting ("the Meeting") of shareholders of Credit Suisse Asset Management Income Fund, Inc. (the "Fund") was held on April 22, 2005 to vote on the following matters:

	(1) To re-elect James S. Pasman, Jr. and elect Steven N. Rappaport to the Board of Directors of the Fund. The results of the votes tabulated at the annual meeting are reported below.

Name of Director	      For	   	 	Withheld

James S. Pasman, Jr.	43,081,597.8236 shares 	 	637,873.9028 shares

Steven N. Rappaport	43,119,773.2864 shares		599,698.4400 shares

William W. Priest, Jr. resigned as a director of the Fund on April 15, 2005.

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